UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number 000-28996

ELBIT IMAGING LTD.

(Translation of Registrant’s Name into English)

7 MOTA GUR STREET, PETACH TIKVA, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein are the proxy statement and proxy card to be sent to shareholders of Elbit Imaging Ltd. in connection with its Annual General Meeting of Shareholders scheduled for October 13, 2016.

This Report on Form 6-K is hereby incorporated by reference into Elbit Imaging Ltd.’s registration statement on Form F-1 (registration statements no. 333-194519), Registration Statement on Form F-3 (registration statement no. 333-172122) and Registration Statements on Form S-8 (registration statements Nos. 333-117509, 333-130852, 333-136684 and 333-152820), and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT IMAGING LTD.
(Registrant)

Date: September 6, 2016	By:	/s/ Ron Hadassi
Ron Hadassi
Chairman of the Board of Directors

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ELBIT IMAGING LTD.

7 Mota Gur Street, Petach Tikva, Israel

Tel: (972-3) 608-6000

Dear Shareholder,

You are cordially invited to attend the 2016 Annual General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. to be held at 11:00 a.m. (Israel time) on October 13, 2016, at our offices at 7 Mota Gur Street, Petach Tikva, Israel.

The purposes of the Meeting are set forth in the accompanying Notice of Annual General Meeting of Shareholders and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, our Board of Directors recommends that you vote ''FOR'' all the proposals on the agenda.

We look forward to greeting personally those of you who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy at your earliest convenience so that it will be received no later than four hours before the Meeting.

Thank you for your continued cooperation.

Very truly yours,

RON HADASSI
Chairman of the Board of Directors

Petach Tikva, Israel

September 6, 2016

ELBIT IMAGING LTD.

7 Mota Gur Street, Petach Tikva, Israel

Tel: (972-3) 608-6000

NOTICE OF 2016 ANNUAL GENERAL MEETING

OF SHAREHOLDERS

To the shareholders of Elbit Imaging Ltd.:

Notice is hereby given that the 2016 Annual General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. will be held at 11:00 a.m. (Israel time) on October 13, 2016, at our offices at 7 Mota Gur Street, Petach Tikva, Israel.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To approve an amendment to the Company's compensation policy for our directors and officers.

2.	To approve the compensation for our Chairman, Mr. Ron Hadassi.

3.	To approve a Consultancy Agreement with our Director, Mr. Boaz Lifschitz.

4.	To elect five (5) members of the Company's Board of Directors, each to hold office until the close of the next Annual General Meeting of Shareholders at which one or more directors are elected or until their successors have been duly elected. Due to lately legislation revision in Israel, The Company is no more obliged to nominate external directors. Therefore, Mr. Zvi Tropp has been nominated to serve as director by our Board of directors after completing a 3-year term and 12 years tenure as an external director in our Company. In addition The following four individuals have been nominated to serve as directors by our Board of Directors: Alon Bachar, Ron Hadassi, Boaz Lifschitz and Nadav Livni (shall be together with Mr. Tropp, the “Nominees”).

5.	To approve compensation for our directors, other than our Chairman of the Board, Mr. Ron Hadassi.

6.	To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until the next annual general meeting of shareholders and authorizing the Company's Board of Directors to determine their fees; and

7.	To discuss our financial statements for the years ended December 31, 2015.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety.

Only shareholders of record at the close of business on September 12, 2016 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person you are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided it is received by us at least four (4) hours before the Meeting. Your proxy may be revoked at any time before it is voted by returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares). If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy, you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Following recent legislative changes, the Israel Securities Authority has established an electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. You will be able to vote your Shares through such system, following a registration process, no later than six (6) hours before the time of the Meeting.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior joint holder of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors,

RON HADASSI
Chairman of the Board of Directors

Petach Tikva, Israel

September 6, 2016

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY

If you have any questions, or have any difficulty voting your shares, please contact

Doron Moshe, CEO, at +972-3-6086000.

ELBIT IMAGING LTD.

7 Mota Gur Street, Petach Tikva, Israel

Tel: (972-3) 608-6000

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of our ordinary shares, no par value (the "Shares"), in connection with the solicitation of proxies by our Board of Directors (the "Board of Directors") for use at the 2016 Annual General Meeting of Shareholders (the "Meeting") to be held on October 13, 2016 at 11:00 a.m. (Israel time) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.

Throughout this Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows

1.	To approve an amendment to the Company's compensation policy for our directors and officers.

2.	To approve the compensation for our Chairman, Mr. Ron Hadassi.

3.	To approve a Consultancy Agreement with our Director, Mr. Boaz Lifschitz.

4.	To elect five (5) members of the Company's Board of Directors, each to hold office until the close of the next Annual General Meeting of Shareholders at which one or more directors are elected or until their successors have been duly elected. Due to lately legislation revision in Israel, The Company is no more obliged to nominate external directors. Therefore, Mr. Zvi Tropp has been nominated to serve as director by our Board of directors after completing a 3-year term and 12 years tenure as an external director in our Company. In addition The following four individuals have been nominated to serve as directors by our Board of Directors: Alon Bachar, Ron Hadassi, Boaz Lifschitz and Nadav Livni (shall be together with Mr. Tropp, the “Nominees”).

5.	To approve compensation for our directors, other than our Chairman of the Board, Mr. Ron Hadassi.

6.	To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until the next annual general meeting of shareholders and authorizing the Company's Board of Directors to determine their fees; and

7.	To discuss our financial statements for the years ended December 31, 2015.

Currently, we are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their best judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than September 13, 2016. If we determine that a shareholder proposal is appropriate for inclusion in the Meeting agenda, we will publish a revised agenda in the manner set forth in the section entitled "Proposals of Shareholders" below.

At least two holders of Ordinary Shares present in person or by proxy, holding or representing in the aggregate at least one-third of our voting power, will constitute a quorum at the Meeting. If no quorum is present within an hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

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The affirmative vote of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on each matter is required to constitute approval of Items Two, Three, Four, Five and Six.

Pursuant to the Companies Law, the approval of Item One requires the affirmative vote of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on each matter, provided that either (i) at least a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution vote in favor of the approval or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who vote against the approval does not exceed two percent of the outstanding voting power in the Company. The Companies Law requires that each shareholder voting on these proposals indicate whether the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. All of our directors and officers are deemed to have a "personal interest" in this matter.

Under the Israel Companies Law 5759 – 1999 (the "Companies Law"), a "personal interest" means a personal interest of a person in the respective action or transaction of a company, including:

(i)	a personal interest of that person’s spouse, brother or sister, parent, grandparent, child, such persons spouse's child, brother, sister or parent or the spouse of any of the above ("Relatives"); and

(ii)	a personal interest of another entity in which that person or any of his or her Relatives either:

(a)	holds five percent (5%) or more of such entity’s issued share capital or voting rights;

(b)	has the right to appoint a director to such entity’s board of directors or the chief executive officer thereof; or

(c)	is a member of such entity's board of directors or serves as the chief executive officer thereof, but excluding a personal interest resulting merely from holding such company’s shares.

In addition, under the Companies Law, in case of a person voting by proxy for another person, a "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

According to the Companies Law, even if the shareholders do not approve the amendment to the compensation policy on Item one, the Compensation Committee and the Board of Directors may thereafter approve the proposal, provided that they have determined based on detailed reasoning and a re-evaluation of the compensation policy, that the compensation policy is in the best interests of the Company despite the opposition of the shareholders.

This Proxy Statement and the accompanying proxy card are also available to the public on the website of the Securities and Exchange Commission ("SEC") at http://www.sec.gov.

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VOTING AND REVOCATION OF PROXIES; SHARES HELD

IN "STREET NAME"; ELECTRONIC VOTING; POSITION STATEMENTS

You may vote your Shares by attending the Meeting and voting your Shares in person, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope. For proxy voting, a form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. If your Shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your Shares at the Meeting in person or by proxy, you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of the Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Following recent legislative changes, the Israel Securities Authority has established an electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. You will be able to vote your Shares through such system, following a registration process, no later than four hours before the time fixed for the Meeting.

If you fail to vote by proxy, in person or electronically with regard to a specific proposal, the Shares represented by such proxy or owned by you will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares will not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Notwithstanding the above and to the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by you and returned without instructions, the Shares represented by the proxy will be voted "FOR" both of the proposals set forth above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "FOR" nor "AGAINST" the proposal considered at the Meeting, and therefore will not be counted in calculating the percentage of affirmative votes required for approval of such proposal, although they will be counted in determining whether a quorum is present.

You may revoke your proxies at any time before the Meeting by voting your Shares in person at the Meeting if you are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your Shares) or by returning a later-dated proxy card so that it is received by us at least four hours before the Meeting. If you hold your Shares in street name, you may revoke your proxies by following the instructions of your brokers and the section entitled "Note to shareholders in street name" below. The chairman of the Meeting may, at the chairman's sole discretion, accept a proxy after such time.

Note to shareholders in street name

If you hold your Shares in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your Shares on how to vote your Shares or obtain a legal proxy from the record holder to vote such Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

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Proxies for use at the Meeting that are being solicited by our management and Board of Directors will be mailed to shareholders on or about September 15, 2016, and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or our agents, none of whom will receive additional compensation therefor. We will bear the entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials. We will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to record holders and beneficial owners of Shares.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 7 Mota Gur Street, Petach Tikva, Israel, Attention: Mr. Doron Moshe, CEO, or by facsimile to +972-3-608-6050, no later than October 5, 2016. Any position statement received will be furnished with the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

OUTSTANDING SHARES AND VOTING RIGHTS

As of August 31, 2016, we had 9,190,808 Shares outstanding. Only shareholders of record at the close of business on September 12, 2016 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. The voting rights of all shareholders are the same. Each Share is entitled to one vote upon each matter to be presented at the Meeting.

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

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BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of April 1, 2016 concerning: (i) persons or entities who, to our knowledge, beneficially own 5% or more of our outstanding Shares; and (ii) the number of Shares beneficially owned by all of our current directors and officers as a group1:

Name	Number of Shares	Percentage of Shares[2]
York Global Finance Offshore BDH (Luxembourg) S.arl[3]	1,815,950	19.7%
Davidson Kempner Capital Management LP and/or certain funds and/or accounts managed by it or its affiliates[4]	1,314,528	14.3%
All of our officers and directors as a group	0	0%

1 Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes any Shares over which a person exercises sole or shared voting or investment power. All shares subject to options, are currently exercisable and are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC. Unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the Shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by our directors and officers may include Shares owned by their respective family members, as to which such directors and officers disclaim beneficial ownership.

2 The percentages of ownership are based on 9,190,808 Shares outstanding as of August 31, 2016.

3 Based on information received from the shareholders on January 19, 2016 and after a reverse split of 3 to 1 adjustment (executed by the end of June 2016). York Capital Management Global Advisors, LLC ("YGA") is an SEC registered investment adviser. YGA controls York Global Finance Manager, LLC, which is the manager of York Global Finance Offshore BDH, LLC, which is the 100% shareholder of York Global Finance Offshore BDH (Luxembourg) S.à.r.l ("BDH"), which, in turn, holds our Shares.  Accordingly, YGA is deemed to have beneficial ownership over the Shares directly owned by BDH.  James G. Dinan is the chairman and one of two senior managers of YGA.  Daniel A. Schwartz is also a senior manager of YGA.

4 Based on information received from the shareholders on February 18, 2016 and after a reverse split of 3 to 1 adjustment (executed by the end of June 2016). This group consists of M.H. Davidson & Co., Davidson Kempner Partners, Davidson Kempner Institutional Partners, L.P., Davidson Kempner International Ltd., Davidson Kempner Distressed Opportunities Fund LP and Davidson Kempner Distressed Opportunities International Ltd. Voting and dispositive authority over the ordinary shares is held by Davidson Kempner Capital Management LP, and Messrs. Thomas L. Kempner, Jr., Anthony A. Yoseloff, Conor Bastable and Avram Z. Friedman are responsible for the voting and investment decisions relating to such Shares.

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Item No. 1

APPROVAL OF AN AMENDMENT TO THE COMPANY'S COMPENSATION POLICY FOR OUR DIRECTORS AND OFFICERS

Background

Under the Companies Law, all public companies are required to adopt a policy governing the compensation of "office holders". The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer, the chief financial officer and any manager who is directly subordinate to the chief executive officer. In general, all office holders’ terms of compensation, including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability, must comply with a company's compensation policy, once adopted.

The Company's shareholders approved our current compensation policy at a general meeting that was convened on March 31, 2016.

The Company's compensation committee has recommended approving and the Board of Directors has approved the amendment to the Office Holder compensation policy.

The revised Compensation policy is attached herewith as exhibit A (revision marked in red).

The required Amendments:

Equity-based compensation: The equity-based compensation annual limitation of the chairman of the board of directors is currently 3 times fixed monthly salary and shall be amended such as the maximum allowed compensation value shall be NIS 250,000.

Reasons for the Proposal

●	In order to align our chairman of the board of directors interests with those of the Company and its shareholders and in order to motivate him to focus on the long term objectives and performance of the Company's shares we decided to amend the compensation policy in order to allow the Company to set a larger portion of the Chairman's compensation as an equity-based compensation.

●	The required amendment puts our chairman's equity-based compensation limitation in line with our CEO equity-based compensation limitation.

Required Approval

Pursuant to the Companies Law, the approval of the Policy requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest (as defined above) in the resolution vote in favor of the Amendment of the Compensation Policy or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who vote against the Policy amendment approval does not exceed two percent of the outstanding voting power in the Company. The Companies Law requires that each shareholder voting on this proposal indicate whether the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. All of our directors and officers are deemed to have a "personal interest" in this matter.

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According to the Companies Law, even if the shareholders do not approve the Amendment to the Compensation Policy, the Compensation Committee and the Board of Directors may thereafter approve the proposal, provided that they have determined based on detailed reasoning and a re-evaluation of the Compensation Policy, that the Compensation Policy is in the best interests of the Company despite the opposition of the shareholders.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, the Amendment to the Compensation Policy is approved."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item No. 2

APPROVAL OF THE COMPENSATION FOR OUR CHAIRMAN, MR. RON HADASSI

At the Meeting, you will be asked to approve the compensation terms as detailed in Exhibit A, attached hereto, for Mr. Ron Hadassi, our Chairman of the Board of Directors (the "Chairman"). Pursuant to the Companies Law, any public Israeli company that seeks to approve compensation terms of its directors (subject to certain exceptions) is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order. Our Compensation Committee and Board of Directors have approved such compensation terms consistent with the Compensation Policy. For the avoidance of doubt, the compensation terms related to the equity based compensation are subject to the approval of Item No. 1 resolution, and if Item No. 1 shall not be approved by the General Meeting, then the equity based compensation will be as determined by the Company's Compensation Policy, prior to the suggested amendment.

Background

Our Chairman's current compensation terms ends on March 17, 2017. The proposed compensation is made due to and solely for Mr. Hadassi’s services as (i) Chairman of our Board of Directors, (ii) Chairman of the Board of Directors of our subsidiary Elbit Medical Technologies Ltd. as detailed in Exhibit B, and (iii) any services performed for other subsidiaries of the Company.

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Reasons for the Proposal

Mr. Hadassi has served as our Chairman since March 21, 2014, as well as Chairman of the Board of Directors of our subsidiaries Plaza Centers N.V. (“Plaza”) and Elbit Medical Technologies Ltd. (“Elbit Medical”). Prior to approving Mr. Hadassi 's new compensation terms, our Compensation Committee and Board of Directors considered the above factors in addition to several factors, including comparable data of peer companies, the responsibilities performed and to be performed by Mr. Hadassi, the compensation for comparably situated chairmen of the board, the central role of Mr. Hadassi in the implementation of Elbit's business plan, as well as certain other factors prescribed by the Companies Law and our Compensation Policy.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter will be required for the approval of the compensation of our Chairman.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, the terms of compensation of Mr. Ron Hadassi, our Chairman of the Board of Directors, as described in the Proxy Statement and in Exhibit B thereto, be, and the same hereby are, approved, with effect as of March 18, 2017."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item No. 3

APPROVAL OF A CONSULTANCY AGREEMENT WITH OUR DIRECTOR, MR. BOAZ LIFSCHITZ

At the Meeting, you will be asked to approve the entering into a Consultancy Agreement with our director, Mr. Boaz Lifschitz.

The proposed terms of the Consultancy Agreement are as follows:

●	Mr. Lifschitz shall provide consultancy services relating to the life sciences field (the “Services”) to the Company and its subsidiaries (and other related companies) for a one year term.

●	The Services shall include ongoing consultancy with respect to the Company and its indirect held companies (InSightec Ltd. and Gamida-Cell Ltd.) activity in the bio-medical field, as well as holding meetings and discussions from time to time for purposes of oversight and development of such activity, all in accordance with the Company’s objectives. Furthermore, the Services shall include in the future: consultancy regarding negotiation procedures as well as review of business transactions; advice regarding investments; preparation and analysis of business plans; and strategies and other related services.

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●	In consideration thereof, the Company shall pay Mr. Lifschitz an annual fee of NIS 58,540 for two held companies in which Mr. Lifschitz will serve as a director on behalf of the Company and a meetings attendance fee of NIS 930 per meeting with limitation of 6 meetings per year for each held company as well as reimbursement for expenses incurred within the providing of the Services, in accordance with the Company’s policy regarding reimbursement of expenses. The total consideration shall not exceed NIS70,000 per year. Such fees shall be made in addition to the fees Mr. Lifschitz is entitled to in his capacity as a member of our Board, as proposed in Item 5 hereto, and in his capacity as a member of the Board of directors of Elbit Medical.

If approved at the Meeting, a definitive agreement will be entered into with Mr. Lifschitz reflecting the foregoing terms and other customary provisions.

Reasons for the Proposal

●	Our Compensation Policy enables us to enter service agreements with our directors. Our Board and Compensation Committee are of the opinion that the entering of this agreement is in line with the Compensation Policy.

●	Mr. Lifschitz possesses considerable experience in the financial field, with emphasis on the bio-medical sector, as a result of his experiences as an entrepreneur in the field of medical technologies.

●	Our bio-medical activity is of substantial importance in our business strategy. The Board and Compensation Committee are of the opinion that Mr. Lifschitz is well positioned to assist our management in overseeing our bio-medical activity and supporting its unique requirements.

●	It is the Board and Compensation Committee’s opinion that the compensation proposed hereof will serve as an adequate incentive to Mr. Lifschitz in providing the services required hereof in an efficient and dedicated manner.

●	Due to the above, the Board and Compensation Committee are of the opinion that the proposed relationship with Mr. Lifschitz and the terms thereof are fair and reasonable and that entering such agreement would serve the Company’s interests.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter will be required for the approval of this matter.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to approve a Consultancy Agreement with Mr. Boaz Lifschitz substantially under the terms presented to the Shareholders of the Company."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

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Item No. 4

ELECTION OF DIRECTORS

At the Meeting, up to five (5) directors are nominated to be re-elected, each to hold office until the close of the next Annual General Meeting of Shareholders at which one or more directors are elected or until their successors have been duly elected, unless any office is earlier vacated under any relevant provision of our Articles of Association or applicable laws or regulations.

Due to lately legislation revision in Israel, The Company is no more obliged to nominate external directors. Therefore, Mrs. Elina Frenkel Ronen will continue to serve as director until the next annual general meeting in 2017 and Mr. Zvi Tropp has been nominated to serve as director by our Board of directors after completing his 3-year term and 12 years tenure as an external director in our Company. The following five (5) individuals have been nominated to serve as directors by our Board of Directors: Zvi Tropp, Alon Bachar, Ron Hadassi, Boaz Lifschitz and Nadav Livni (the “Nominees”).

Each of the nominees has confirmed that he has the ability to serve on our Board of Directors. Each of the Nominees has attested that he meets all requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

In addition, the nominees listed below have indicated their availability for election. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

In the event that the directors shall at any time be reduced in number to less than four (4), under our Articles of Association the Board of Directors may only act in an emergency situation (as determined in its absolute discretion), and may appoint one or more directors and call one or more general meetings of shareholders for any purpose. A director elected to fill a vacancy will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders at which one or more directors are elected, unless his office becomes vacant earlier in accordance with the provisions of our Articles of Association. We are not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

A brief biography of each nominee is set forth below, in alphabetical order by last name:

Zvi Tropp. Mr. Tropp, 76, has served as one of our external directors since September 2004. Since 2003, Mr. Tropp has been a senior consultant at Zenovar Consultant Ltd. From February 2006 until June 2007, Mr. Tropp served as the chairman of the board of Rafael Advanced Defense Systems Ltd. From 2000 until 2003, Mr. Tropp served as the Chief Financial Officer of Enavis Networks Ltd. Mr. Tropp has served as a board member of various companies, including Rafael (Armament Development Authority) Ltd., Beit Shemesh Engines Ltd., Rada - Electronic Industries Ltd. and has also served as the Chairman of the investment committee of Bank Leumi Le’Israel Trust Company Ltd. Mr. Tropp holds a B.Sc. in agriculture and an M.Sc. in agricultural economics and business administration from the Hebrew University in Jerusalem.

Alon Bachar. Mr. Bachar, 47, has served as a member of our Board of Directors since March 2014. Mr. Bachar has served as the Chief Financial Officer of the Bronfman-Fisher Group since 2006, as the Chief Executive Officer of Isralom Properties Ltd. since 2012, and in addition currently serves as a director of Shefa Success Logistic (B.P) Ltd. (former name - Palace Industries (P.I.) Ltd.) and as a director of Elbit Medical Technologies Ltd. Mr. Bachar served in the past as a director of various private and public companies, such as Shufersal Ltd. From 2003 until 2006, Mr. Bachar served as the Deputy Chief of the corporate division of Bank of Jerusalem Ltd. From 1999 until 2003, Mr. Bachar served as Credit Officer of the corporate division in the Industrial Development Bank of Israel Ltd. From 1996 until 1999, Mr. Bachar served as an Analyst and Credit Officer in the corporate division of Bank Leumi L’Israel B.M. Mr. Bachar holds a B.A in Economics from Tel Aviv University, as well as an MBA from Ben-Gurion University.

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Ron Hadassi. Mr. Hadassi, 51, has served as the Chairman of our Board of Directors since March 2014. Mr. Hadassi has served as Senior Manager of the Bronfman-Fisher Group since 2002, as well as the Vice Chairman of Shufersal Ltd., Isralom Properties Ltd., and Shefa Success Logistic (B.P) Ltd. (former name - Palace Industries (P.I) Ltd.). Mr. Hadassi also served until the summer of 2015 as Executive Chairman and until March 2014 as acting Chief Executive Officer of Nanette Real Estate Group N.V. From 2005 until 2012, Mr. Hadassi served as Chairman of the board of directors of Northern Birch Ltd. (IKEA Israel), where he continues to serve on the board and as Chairman of a subsidiary. Mr. Hadassi serves as the chairman of the board of Elbit Medical Technologies Ltd and as the chairman of the board of Plaza centers N.V. Mr. Hadassi serves as a director of the Carmel Winery. Mr. Hadassi has served on the boards of public companies, including Blue Square Israel Ltd., Blue Square Real Estate Ltd., Bet Shemesh Engines Holdings Ltd., Naaman Group N.V. Ltd. and Olimpia Real Estate Holdings (as well as its subsidiaries). Mr. Hadassi is a banking and finance professor at Hebrew University, Jerusalem, the Interdisciplinary Centre, Herzeliya, and the College of Management, Rishon LeZiyon, holds a B.A in Economics and Political Science, an LL.B and a MBA, all from Tel Aviv University, and is a member of the Israeli Bar.

Boaz Lifschitz. Mr. Lifschitz, 48, has served as a member of our Board of Directors since March 2014. Mr. Lifschitz is a co-founder and General Partner of Peregrine Ventures, a venture capital fund founded in 2001. Mr. Lifschitz previously served as Chief Operating Officer and Chief Financial Officer of VisionCare Opthalmic Technologies. Mr. Lifschitz currently serves as Chairman of Cartiheal Ltd. and is a board member of other privately held companies. He previously served on the board of Neovasc Inc. (NVCN). Mr. Lifschitz holds a B.Sc. from Bar-Ilan University as well as a M.Sc. from Boston University jointly with Ben Gurion University.

Nadav Livni. Mr. Livni, 41, has served as a member of our Board of Directors since March 2014. Mr. Livni is the founder and Managing Director of The Hillview Group, an independent Merchant Bank based in London. Since 2006, The Hillview Group has expertly managed over $3 billion of strategic capital market transactions and principal investments across Central and Eastern Europe, Russia, Africa and the U.S. During his 20 year career, Nadav has advised governments, controlling shareholders and entrepreneurs on all aspects of capital markets transactions. In previous roles at Deutsche Bank, Goldman Sachs and KPMG, Nadav participated in over $100 billion of transactions in the real estate, financial services, healthcare and consumer sectors, specializing in mergers and acquisitions, structuring innovative funds and all aspects of capital raising in the public and private markets. Nadav is a qualified Chartered Accountant, holds a Bachelor of Commerce from the University of the Witwatersrand, a MSc. in Finance from City University Business School and is a guest speaker at London Business School on the topics of private equity and real estate investment.

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Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of each nominee set forth above. Shareholders may vote for up to five nominees.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that Zvi Tropp be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Alon Bachar be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Ron Hadassi be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Boaz Lifschitz be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Nadav Livni be and hereby is re-elected to the Board of Directors."

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

Item No. 5

APPROVAL OF COMPENSATION FOR OUR DIRECTORS

At the Meeting, the shareholders will be asked to approve compensation for our directors, other than our Chairman of the Board, Mr. Ron Hadassi. We propose to pay our directors (none of whom are executive officers of the Company) the same compensation that we used to pay to our external directors. Under the Companies Law, the compensation of directors requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order.

The compensation of our external directors was governed by regulations promulgated under the Companies Law (the "Compensation Regulations"), which required that we paid our external directors, both of whom have been designated as experts by our Board of Directors, the maximum annual fee set forth in the Compensation Regulations for non-experts and the maximum meeting attendance fee set forth in the Compensation Regulations for experts. These maximum amounts, which are based on the amount of a company's shareholders' equity attributable to Equity holders of the Company as of the end of the previous year, were NIS 37,115 (approximately $9,845) per year and NIS 3,300 (approximately $875) per meeting. Pursuant to the Company's Compensation Policy, directors will also be reimbursed for expenses, as approved from time to time by the Compensation Committee.

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The currency translations set forth above are provided for the purpose of convenience, based on the representative exchange rate published by the Bank of Israel on September 5, 2016. All cash amounts set forth above are subject to adjustment for changes in the Israeli consumer price index and changes in the amounts payable pursuant to the Compensation Regulations from time to time. In the event that any legislative changes are made from time to time in the future regarding the compensation of external directors, the same changes will be made to the compensation of our directors whose compensation is tied to that of external directors.

Reasons for the Proposal

The proposed compensation is intend to compensate the directors for their services to the Company and contributions to its development, and is in accordance with the Company's Compensation Policy. The Compensation Committee and Board of Directors believe that the proposed compensation terms are reasonable considering, among others, the size and complexity of the Company, the challenges that the Company faces and the amount of time and effort required to fulfill the duties of a director. The Compensation Committee and Board of Directors believes that the proposed director compensation is in the best interests of the Company.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter will be required for the approval of this matter.

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Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the compensation terms of the Company’s current and future directors, other than our Chairman of the Board, Mr. Ron Hadassi, all as described in the Proxy Statement, be, and the same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Item No. 6

RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until next year’s Annual General Meeting of Shareholders and to authorize the Company's Board of Directors, subject to the approval of the audit committee, to determine their fees. The reappointment has been recommended by our audit committee of the Board of Directors, which is also authorized to pre-approve the fees of our independent auditors, in accordance with the Sarbanes-Oxley Act of 2002. Brightman Almagor Zohar & Co. has served as our auditors since 1999, and has no relationship with us or with any of our affiliates, except as auditors.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that the re-appointment of Brightman Almagor Zohar & Co. as our independent auditors until next year’s Annual General Meeting of Shareholders be, and hereby is, approved, and that the Company's Board of Directors be, and hereby is, authorized, subject to the approval of the audit committee, to determine their fees."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Item No. 7

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

Our audited financial statements for the years ended December 31, 2015 are included in our Current Report on Form 8-K and our Annual Report on Form 20-F filed with the SEC on April 21, 2016. Our filings with the SEC may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote by the shareholders.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2016 Annual Meeting of shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our CEO at the following address: 7 Mota Gur Street, Petach Tikva, Israel, Attention: Mr. Doron Moshe, CEO. For a shareholder proposal to be considered for inclusion in the Meeting, our CEO must receive the written proposal no later than September 13, 2016. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than September 19, 2016 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the Israel Securities Authority.

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OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting. However, if any other matters requiring a vote of the shareholders arises, including any matters or motions dealing with the conduct of the Meeting, it is the intention of the persons named in the attached form of proxy to vote such proxy in accordance with their best judgment.

Your prompt action is required to vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign a form of proxy and return it to us, so that it is received at our offices at least four hours before the Meeting.

By Order of the Board of Directors,

Mr. Ron Hadassi
Chairman of the Board of Directors

September 6, 2016

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Exhibit A

Office Holder Compensation Policy

Elbit Imaging Ltd.

~~February~~  September 2016

Introduction

The purpose of this document is to describe and specify the Company’s policy on the compensation of the office holders of Elbit Imaging Ltd. (the “Company”), the components thereof and the manner of determination thereof, inter alia in accordance with the Companies Law (Amendment No. 20), 5773-2012 (“Amendment 20”).

The compensation policy is a tool in the hands of the Company in which it can, insofar as necessary, incentivize and compensate the office holders. The only compensation components to which the office holders will be entitled will be those specifically approved by the organs authorized therefor at the Company, and subject to the provisions of any law5.

The Validity of the Compensation Policy

The updated compensation policy will take effect from the date of approval thereof by the general meeting for 3 years pursuant to the provisions of the Companies Law, 5759-1999, including the regulations thereunder, as shall be updated from time to time (the “Companies Law”).

The Compensation Committee shall examine and update the compensation policy at least once every 3 years and as shall be required from time to time, and shall recommend to the Company’s Board of Directors on the update or extension of the validity thereof and shall supervise its implementation.

As of the date of Amendment 20’s taking effect and as of the date of approval of this compensation policy document, the Company has compensation mechanisms for the Company’s office holders, which are binding upon the Company by virtue of employment agreements and management agreements that have been made.

The Company shall further aspire, in the framework of the execution of new employment agreements and/or management agreements / renewal of existing agreements, to incorporate and implement the principles of the compensation policy included below, subject to the Company’s possibility of deviating from this compensation policy, insofar as shall be required and subject to the provisions of the law.

The Organs Authorized to Approve the Compensation Conditions at the Company

Approval of the terms of employment and modifications to the compensation plans of the office holders in the framework of the policy shall be discussed and authorized by the Company’s competent organs pursuant to the provisions of any law.

5 Adoption of the compensation policy by the Company confers no right on the officers thereof and does not change, in itself, the rights conferred on them.

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Guiding Principles for Setting the Compensation Policy

1.	The considerations weighed by the Company’s Compensation Committee and the Company’s Board of Directors when determining the compensation policy are:

1.1.	To develop and retain high-quality manpower at the Company in general, and office holders specifically, as a way of promoting the Company’s goals, its work plan, as approved by the Board of Directors, and its policy, to recruit and retain high-quality suitable managers who form the solid foundation for the Company’s management, inter alia in view of the Company’s modest manpower structure and the executive status and position of the office holders, its continued development and success over time.

1.2.	To create a link between the targets of the Company and the Company’s management and the compensation paid to the Company’s office holders, considering the interest of the Company’s shareholders that the Company maximize its profits and the interest of the Company to hire and retain high-quality office holders with appropriate skills, experience, familiarity with the Company’s business and the market in which the Company operates.

1.3.	To create fitting incentives for the Company’s office holders that will encourage them to act to create and use appropriate business opportunities which have the potential to maximize the Company’s profits on the one hand, and prevent them from taking unreasonable risks on the other hand. The compensation policy attempts, insofar as possible, to reflect the creation of fitting and balanced incentives for the Company’s office holders, considering, inter alia, the Company’s risk management policy.

1.4.	The Company’s size and the nature of its business.

2.	The compensation policy defines a compensation structure whose purpose is to incentivize the office holders to act to achieve targets that will promote the Company’s goals, its work plan, in both the immediate and long term, including the proper ratio between the variable and fixed components out of the total compensation package, inter alia in order not to encourage the relevant office holder to take risks deviating from the Company’s policy in this regard, while emphasizing balancing the need to retain the Company’s executive office holders.

3.	In determining variable components in the terms of office and employment of the office holders, the compensation policy expresses the contribution of the office holder to achieving the Company’s targets and maximizing its profits, inter alia in the long-term and in accordance with the office holder’s position.

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4.	The compensation policy reflects the consideration of the Company’s size and the nature and complexity of its business.

5.	The policy shall apply to all of the Company’s office holders, as defined in the Companies Law.

The Compensation Policy

General

Generally, office holders’ compensation plans are adapted to their duties and responsibilities in the Company and to the achievable targets that are set for them in the framework of performance of their duties for the purpose of promoting the Company’s goals, its work plan and its policy in the long-term.

Objectives of the compensation policy:

Laying down a set of parameters for compensation that will maximize the goals as follows:

a.	Promotion of the Company’s goals, its work plans and its policy in the long-term;

b.	Creation of fitting incentives for the office holders, considering, inter alia, the Company’s risk management policy;

c.	Recruitment and retention of excellent, high-quality managers who form the solid foundation for the Company’s management, its continued development and success over time.

Considerations upon determining terms of office and employment for office holders:

a.	Consideration of the education, skills, expertise, professional experience and achievements of the candidate or incumbent office holder.

b.	Consideration of the duties, responsibilities, term of employment of and previous agreements with the office holder (in the case of an existing office holder).

c.	The Company’s size and the nature of its business.

d.	The recommendation of the office holder’s supervisor.

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e.	The office holder’s contribution to achieving the Company’s targets and maximizing its profits, all in the long-term and in accordance with the office holder’s position (in reference to variable compensation components).

f.	Relation to the earning bracket of the Company’s employees and managers – upon approval of compensation for an office holder, data will be presented regarding: (1) the compensation of office holders at a similar level in the Company (insofar as relevant); (2) the salary of the previous office holder in the same position (insofar as relevant); (3) the average salary and the median salary of the Company’s employees and the contractor’s workers employed at the Company, and the ratio between each one of these and the compensation proposed for approval for the office holder – in this context, the effect of the disparity between the terms of office of the office holders and the salary conditions of the Company’s other employees on working relations at the Company will be examined.

g.	Comparison from time to time to the earning bracket of office holders in similar positions at similar companies. Similar companies for this purpose will be public companies similar to the Company in terms of the nature and field of business and relevant financial figures such as the market cap, total balance sheet, income and/or the totality of such parameters in accordance with the nature and size of the Company and its type of business. In addition, a maximum range will be defined for each parameter relative to the Company itself, such that the comparison group will not include companies in which such parameters deviate from the said range. In addition, the Company shall aspire to have no less than 5 companies in its comparison group.

h.	The Company’s financial position.

Set forth below are guidelines for the Company’s compensation policy, as approved by the Compensation Committee and the Board of Directors, with respect to the components of the compensation plans.

It is emphasized and clarified that this policy does not impose any undertaking on the Company vis-à-vis its office holders.

1.	Fixed salary components

1.	Fixed salary – intended to compensate the office holder for the time that he invests in performing his duties at the Company on an ongoing basis. Fixed salary reflects both the office holder’s skills and professional experience and the definition of his position, the characteristics and level of his position at the Company, including the authority and responsibility deriving therefrom.

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2.	Set forth below are fixed monthly salary ranges[6] for full-time office holders of the Company:

	Minimum (NIS in thousands)	Maximum (NIS in thousands)
Chairman of the Board	60	75
CEO	65	85
Deputy CEO/VP	35	60

3.	The Company, at its discretion, may link the base salary of the office holders to the consumer price index.

4.	In relation to office holders who provide services to the Company through a company owned by them (in this section: the “Manager” and “Management Company”, respectively) – the engagement with the Management Company will be made in a manner which ensures, to the extent possible, that there will be no employment relationship between the Company and the Manager, neither as an exclusive employer nor as a joint employer with the Management Company, that the Management Company will be the sole and exclusive employer of the Manager, bearing alone all of the obligations and responsibility with respect to the Manager’s employment, including payment of his entire salary, rights and social benefits and deductions that are required to be made pursuant to any law or agreement, including salary and social benefits, income tax, national insurance, health tax and any payment for severance pay and/or compensation in the case of a work accident (heaven forbid), and full, exclusive and absolute liability in any case of harm, injury, disability or death (heaven forbid). In addition, the management agreement with the Management Company shall include a waiver and indemnification clause with respect to any amount that might be awarded against the Company as a result of a ruling that an employment relationship existed between the Company and the Manager. It is further clarified that the cost of employment of the office holder providing management services through a Management Company will be calculated as including both the management fee and the V.A.T component or any other input or component, insofar as applicable, which shall be added to the management fee and/or which shall be paid and/or that the Company shall bear in respect of the engagement with the Management Company, insofar as setoff or deduction thereof by the Company shall be prohibited for whatever reason.

6 The fixed salary for this purpose is the gross base salary without the related and social components.

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5.	Generally, in the future, the Company will not engage with office holders through a Management Company. The Company’s engagement with the office holder through a management agreement with a Management Company as aforesaid requires special approval by the Compensation Committee. In the event that the Company shall engage with the office holder through a management agreement for receipt of his services, the management fee ceiling will be equal to the ceiling of the fixed salary (base salary), plus the ceiling of the related and social benefits, as shall be defined, and plus V.A.T as required by law (if applicable).

6.	The accounting with respect to payment of the various compensation components as are defined in this policy document for an office holder who provides his services both at the Company and at the group’s companies, is at the Company level only.

7.	It should be noted, that an annual raise of the fixed compensation, inclusive of interest and linkage differences, at a rate of up to 5% of the retaining costs of such office holder, shall not be deemed a substantial change of such officer's terms of service.

8.	Related benefits – the terms of office and employment of the office holders include related and social benefits pursuant to law and Company practice.

Related benefits include, inter alia, leave, recuperation, contributions for provident payments and severance pay, contribution to a study fund and a car.

The Company may provide the office holder, for the purpose of performance of his duties, with a mobile telephone, laptop etc., as the Company’s management shall determine. The Company may determine that it shall bear any and all expenses entailed by such related benefits, including gross-up of the tax thereon.

In any event, the related and social benefits specified above shall not exceed 55% of the gross monthly salary of the office holder (with the exception of reimbursement of expenses).

Changes to the related benefits will be examined as part of the total fixed component in reference to the ratios defined by the Company between variable and fixed components in the compensation package. The related benefits will be examined by the Compensation Committee and the Board of Directors in the framework of a periodic examination of the total expenses and will be updated as needed.

The Company may determine in its engagement with the office holder that it shall bear part or all of the office holder’s expenses which are incurred for the purpose of performance of his duties, including telephone, internet, accommodation (in and outside of Israel), per diems, hospitality, travel expenses in Israel and overseas, newspapers, professional literature, professional organization membership fees etc.

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2.	Variable compensation – target-based bonus

The variable component shall reflect the office holder’s contribution to achieving the Company’s targets and maximizing its profits, in the long-term, according to measurable criteria.

The variable component will be determined in accordance with the Company’s performance and the office holder’s personal performance against the targets defined for him in the framework of performance of his duties according to his responsibilities.

The Company’s compensation policy is that significant weight is given to the meeting of targets, which derive from the Company’s annual and multi-year work plan and/or the Company’s strategic plan. The Company’s targets express the Company’s success on the whole in realizing its plans, the contribution of the office holders to the Company’s success and the Company’s desire to compensate office holders for meeting such targets.

The Company’s compensation policy, as set forth herein, determines that the more senior the office holder, the greater the proportional weight of the Company’s targets out of the total targets.

The targets shall include measurable targets that reflect the Company’s goals and strategy in the short- and long-term in order to create an identity of interests between the Company, the shareholders and the office holders, in promoting the Company’s goals and strategy as aforesaid.

An immaterial part of the total variable compensation components will be granted according to non-measurable (i.e. discretionary) criteria, considering the office holder’s contribution, which cannot be measured by identified quantitative criteria.

The bonus which is based on measurable criteria shall derive from and be calculated based on the measurable targets but shall not exceed the bonus ceilings.

Variable compensation calculation model

Applicability

The office holders who may be entitled to variable compensation – a bonus, are: the Chairman of the Board, the CEO, the Deputy CEO and any other office holder who reports directly to the CEO.

Variable compensation components

The variable compensation shall consist of the annual bonus, the special bonus and the capital bonus, as described below.

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Annual bonus

Components of the annual bonus mechanism

The amount of an office holder’s annual bonus will be determined by a model which may include the following three parameters:

a.	Meeting the Company’s targets which are subject to threshold conditions:

The office holder will be entitled to an annual bonus for meeting the Company’s targets specified below only if the Company meets the following cumulative threshold conditions:

1.	Meeting financial covenants – in the course of the relevant calendar year, the Company shall fully meet the financial covenants undertaken with respect to its creditors.

2.	Payment of the bonds and other loan balances (principal and interest) – in the course of the relevant calendar year, the Company shall fully meet the payment conditions of the principal, interest and linkage differentials in respect of bonds issued thereby and loans received from other third parties.

3.	Going concern note – The auditors’ opinion on the audited and consolidated annual financial statements for the relevant compensation year included no “going concern” note in relation to the Company.

Failure to meet one or more of the threshold conditions specified above means that the office holders will not be entitled to an annual bonus for meeting the Company’s targets in the relevant calendar year. However, in the event that the opinion on the Company’s audited and consolidated annual financial statements in the relevant year includes a “going concern” note in relation to the Company, approval of a bonus for meeting personal targets as well as the granting of the discretionary bonus component to the office holders will be the subject of special deliberation and authorization (if approved) by the Company’s Compensation Committee.

The Company’s targets are as follows:

1.	Improvement of assets – improvement of the Company’s assets by building and creating added value for the Company, whether by recruiting an investor, closing of project financing for the development of the projects relevant to such year, other improvement actions, according to such targets and at such scopes as shall be determined each year in accordance with the Company’s annual business plan, all in relation to the appreciation in the improvement of the assets.

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2.	Disposition of assets – the sale of the existing assets and / or refinancing of assets in order to liquidate the Company's holdings at the highest possible rates, all subject to the Company’s Compensation Committee and Board of Directors' approval.

3.	Improvement of financial metrics – each year, the competent organs at the Company shall define the financial metrics relevant to the Company in accordance with the Company’s annual business plan. Among the metrics: liquidity ratios, financial strength ratios, leverage ratios etc.

Each year, the authorized organs at the Company shall determine the weight of each company target (provided that each target’s respective weight shall comprise at least 20%) as well as the minimal rate of achievement, which shall be no less than 80%. Achievement of less than 80% of the company target shall be deemed as failure to meet the relevant company target. Achievement of 80% of the company target shall be accounted for as 80% of the relevant company target. Each increase of 1% of the company target shall entitle to an additional 1% of the achievement of such target (on a straight line), up to a ceiling of 100%.

b.	Meeting personal targets

The personal targets of an office holder may be quantitative and/or qualitative but measurable. The targets shall be defined as measurable, absolute and necessitating no exercise of discretion.

The Company’s Board of Directors will be authorized to define measurable personal targets for the relevant office holder such that they shall reflect the direct influence of the office holder on achievement of the target.

These metrics may include meeting of material milestones set forth in the Company's annual work plan, meeting an approved annual budget, etc.

Determination of the personal targets for the Company’s office holders and determination of the weights for each personal target as aforesaid shall be determined each year by the Company’s Board of Directors considering the Company’s plans for such year and considering special tasks that shall be imposed on the office holder, if any.

With respect to an office holder who provides his services both at the Company and at the group’s companies, definition of the personal targets, the calculation basis while exercising discretion as to whether the financial results of the group’s companies will be included in the measurement of the target, shall be determined and defined by the Compensation Committee for each office holder individually.

In a case in which the opinion on the Company’s audited and consolidated annual financial statements in the relevant year includes a “going concern” note in relation to the Company, approval of a bonus for meeting personal targets for the office holders will be the subject of special deliberation and approval (if approved) by the Company’s Compensation Committee.

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If no personal targets are defined for office holders in a given year, their weight will be transferred to the Company’s targets in the variable compensation formula. The mix and weight of the targets and the rate of minimal achievement thereof granting entitlement to variable compensation shall be determined each year by the Board of Directors. As of the date of approval of the compensation policy, the minimum rate of achievement of each personal target that shall be defined which grants entitlement to compensation for such targets, is 80%.

c.	Discretionary bonus

The Company will be entitled to decide on the granting of an additional bonus to the Company’s office holders, in whole or in part. In any event, the amount of the additional bonus shall not exceed 15% of the sum total of the annual bonus paid to an office holder.

In a case in which the opinion on the Company’s audited and consolidated annual financial statements in the relevant year includes a “going concern” note in relation to the Company, the determination to grant an additional bonus to an office holder will be subject to special deliberation and approval (if approved) by the Company’s Compensation Committee.

Weights of the components of the annual bonus mechanism

	Company targets	Personal targets	Discretion	Total
Chairman of the Board	100%			100%
CEO	60%-100%	0%- 40%	0%-15%	100%
Deputy CEO	60%-100%	0%-40%	0%-20%	100%

Ceilings of annual bonuses for the office holders

The ceiling of the annual personal bonus for the office holders is as specified below:

Office holder	Bonus Ceiling in Terms of Fixed Salary Months[7]
Chairman of the Board	4
CEO	6
Deputy CEO	4.5

7 The fixed salary for this purpose is the gross base salary, linked to the index, without the related and social benefits component, as of December of the year in respect of which the compensation is being granted.

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Mechanism for calculation of the measurable bonus

The mix and weight of the targets (company targets and personal targets) and the threshold of minimum achievement thereof which grants entitlement to the measurable bonus shall be determined each year by the Compensation Committee and the Board of Directors.

The compensation for meeting the measurable targets (company targets and personal targets, if any) shall be calculated as follows: the product reached by multiplying the rate of achievement of the applicable target by the weight such target comprises in the compensation formula, up to the ceiling of the bonus for office holders.

Special Bonus

1.	One of the main goals of the Company, in accordance with the Company's multi-year work program, is to realize a significant portion of the main assets of the Company in order to reduce the extent of its leverage and improve its liquidity.

2.	The special bonus is an additional bonus, which is not part of the annual bonus (which is in the Company's ordinary course of business), that will be paid to the office holders for one-time exercise of property in a significant amount, as determined by the Board of Directors, in coordination with the Compensation Committee, within approval of the work plan of the Company at the beginning of each year of employment.

3.	The amount of the special bonus will be calculated as a certain percentage of the total value of the assets that are going to be realized, by providing an incentive to realize assets at a value as high as possible.

4.	The ceiling of the aggregate annual bonus, made of the annual bonus and the special bonus, to office holders will be as follows:

Office holder	Maximum amount (NIS in thousands)
Chairman of the Board	480
CEO	680
Deputy CEO	430

In other words, in case one of the office holders, in any given year, is entitled to an aggregate amount of the annual bonus and the special bonus (the "Aggregate Annual bonus") in excess of the maximum amount specified above, he will get only the maximum amount specified above, while the amount which excess of the maximum amount (the "Balance of Entitlement") will be credited to the office holder the following year, provided that the following year he will not get an aggregate total of the "Balance of Entitlement", the annual bonus and the special bonus (for the following year) in excess of the maximum amount (in that case, the Balance of Entitlement in respect of the following year will be credited to him next year).

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5.	The special bonus will be paid to the office holder only if the transaction, with regard to the special bonus, will be completed and only in respect of the consideration actually received by the Company.

In case of completing a transaction which credited an office holder the special bonus as aforesaid, the office holder shall be entitled to the special bonus also in respect of sales transactions which were completed and their consideration has been transferred to the Company (ie, execute Closing of the sale transaction) until the end of 6 months from the date of the termination of employment of the office holder in the Company and the termination of the employer-employee relationship between the office holder and the Company, provided that the negotiations to conclude of these transactions began during the employment of the office holder in the Company, and its vesting is a direct result of signing a letter of agreement and / or memorandum of understanding and / or similar document regarding the aforementioned transaction, which was signed during the period of employment of office holder in the Company.

6.	As the office holder finished his employment in the Company, while standing to his credit the Balance of Entitlement in respect of the annual bonus and the special bonus regarding the previous year (as described in paragraph 4 above), then the entitlement of the office holder to the Balance of the Entitlement shall be as follows:

6.1.	As the employee finished his employment in the Company on his own accord - the employee will be entitled to 50% of the Balance of the Entitlement, in addition to the relative proportion (1/12) from the additional 50% of the Balance of Entitlement, for every month in which the employee worked for the Company during the following year.

6.2.	As the employee finished his employment in the Company initiated by the Company (provided that the termination of employment does not derived from Cause) - the employee will be entitled to the full amount of the Balance of Entitlement.

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Additional issues:

1.	The Company’s Board of Directors, at the recommendation of the Compensation Committee, will be authorized to deduct up to 15% of the amount of the annual bonus, considering the reasonableness of the bonus received from meeting targets versus the office holder’s contribution to achievement thereof, and considering the business and financial condition of the Company.

2.	For the avoidance of doubt, the Board of Directors will be authorized to cancel payment of the annual bonus to a certain office holder in cases of a breach of the fiduciary duty, a breach of the engagement agreement, malicious harm to the Company and/or improper administration.

3.	Bonus payment schedule – the bonus that was calculated pursuant to compliance with the bonus mechanism specified above will be paid according to the following schedule: 80% of the bonus will be paid in the relevant calendar year, while the balance of the bonus, i.e. 20% of the bonus, will be paid in the subsequent year and only in the event that the Company shall meet the company targets in such year. The aforesaid notwithstanding, as the Balance of Entitlement (as defined with regard to the annual bonus and the maximum special bonus) exceed, in a specific year, rate of 20% of the aggregate total of the annual bonus and the special bonus the office holder was entitled regarding that year, then there will be no additional deployment of the bonus he is eligible for in the year of eligibility.

4.	Timing of payment: the bonus will be paid to the office holders in respect of each calendar year of the employment period no later than the date of payment of the first salary after the date of approval of the financial statements.

5.	Partial bonus and qualification period: if the office holder begins/ends his office before the end of the relevant compensation year, the annual bonus will be calculated in respect of the year of commencement/expiration of his office partially, as follows: the sum of the bonus in accordance with the above calculation, multiplied by the ratio between the number of days on which the office holder worked at the Company and 365 days.

6.	If the office holder did not work at the Company in practice on the date of entitlement to the bonus, the office holder will be entitled to a bonus in accordance with the ratio between the period of his actual employment at the Company in such year and a full year of employment (while achievement of the targets will be examined until the date of expiration of his office / employment in the relevant year).

7.	Unless a personal employment agreement explicitly determines otherwise, any payment that is made to the office holder on account of variable compensation according to this compensation policy, if paid, is not and will not be deemed as part of the office holder’s regular salary for all intents and purposes and will not constitute a basis for calculation or for entitlement or for accrual of any related right, including, and without derogating from the generality of the aforesaid, not as a component included in the payment of leave, severance pay, contributions to the provident funds etc.

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8.	Taxation – insofar as any tax liability or other mandatory payment shall be levied on the variable compensation (national insurance, national health tax etc.) in accordance with the plan, the office holder shall bear the same pursuant to law (insofar as it shall apply to the office holder pursuant to law).

Variable compensation – capital component

Capital compensation constitutes an appropriate mechanism for retaining and incentivizing office holders while bringing closer together the interests of the office holders and the shareholders, and allowing suitable balance between short- and long-term interests, inter alia by determining a vesting period and granting capital instruments which are not “in the money” on the date of the granting thereof. Thanks to the long-term nature of capital compensation plans, they support the Company’s ability to retain its senior managers in their positions in the long-term.

Insofar as the Company shall decide on the granting of capital compensation, the Company’s office holders who are entitled to such compensation are all of the Company’s office holders with the exception of directors.

Upon determining a capital compensation plan8, the capital compensation plan will include an annual ceiling for the value of variable components on the date of payment thereof which shall not exceed an amount of NIS 250 thousand for the Chairman of the Board, NIS 250 thousand for the CEO and shall not exceed NIS 150 thousand for deputy CEOs. The annual ceiling was calculated as if the capital expense is spread over the vesting period in a straight line.

In addition, the minimum vesting or holding period of capital variable components under conditions of holding office and employment is 3 years, in consideration of appropriate incentives from a long-term perspective.

Insofar as options shall be allotted – the exercise price will be no less than the share price on the date of the allotment, such that it shall constitute a proper incentive to maximize the value of the Company in the long-term, and in any event – in reference to a stock option plan of the Company (or a subsidiary, associate or affiliate thereof whose shares are listed in Israel or overseas) - no less than the average price of the Company’s shares on TASE (and in the case of a subsidiary, associate or affiliate of the Company, whose shares are listed in Israel or overseas –no less than the average price of the company’s shares on the stock exchange on which they are traded) in the course of at least the 30 trading days that preceded the allotment date. The options will be deposited with a trustee pursuant to the provisions of Section 102 of the Income Tax Ordinance.

8 For this purpose, a capital compensation plan may include any capital instrument that the Company deems relevant for compensation of the Company’s officers.

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3.	Retirement conditions

1.	The Company’s office holders are entitled to prior notice of up to 4 months and to severance pay pursuant to the relevant law.

2.	The Company will have the possibility of granting a retirement bonus to an office holder who retires, in accordance with the terms and conditions specified below, over and above the compensation for the prior notice period.

3.	Generally, if the Company terminates the employment relationship with the office holder at its initiative, the retirement bonus will not exceed 6 months’ gross salary[9]. If the office holder ends the employment relationship with the Company at his initiative, the ceiling of the retirement bonus will be according to the following distribution:

Minimum Seniority (Years)	Retirement Bonus Ceiling in Terms of Gross Salary Months
One year	2
Two years	4
Three and above	6

4.	The aforesaid notwithstanding, the retirement conditions of the office holders (ie the prior notice period and the adjustment period), as included in their work contracts with the Company before the amendment of the aforementioned compensation policy, will not be changed and remain the same.

5.	Upon determination of the granting of a retirement bonus to an office holder of the Company (if approved), the Company’s Board of Directors, considering the Compensation Committee’s recommendation, shall consider, inter alia, the following parameters: the period and terms and conditions of the office and employment, the Company’s performance in the said period and the office holder’s contribution to the achievement of the Company’s targets and to maximizing its profits, and the circumstances of the retirement (without harm to the Company).

9 The fixed salary for this purpose is the gross base salary, without the related and social components, as of December of the year in respect of which the compensation is being granted.

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4.	Ratio between variable (annual bonus and capital compensation) and fixed components in the compensation package

With respect to the Chairman of the Board, the CEO and the CFO, the variable compensation component shall not exceed 40% of the total compensation package for an office holder.

5.	Reimbursement of variable compensation in the case of an error

If it transpires that an annual bonus or part thereof that was paid to an office holder was calculated on the basis of figures which transpired, within 3 years from the date of payment of the relevant bonus, to be erroneous – the office holder shall return to the Company, or the Company shall pay the office holder, as the case may be, the difference between the sum of the bonus that he received and that to which he was entitled due to the said amendment (while weighting differences, if any, in tax liabilities and payments which apply to an office holder and/or which were paid by him). An office holder will not be subject to a duty to reimburse amounts, and the Company shall not pay an office holder any payment, as stated in this section above, in a case in which the bonus to which the office holder was entitled after amendment of the financial statements is up to 10% lower or higher (as the case may be) than the bonus that was paid to the office holder in practice in respect of such year. In addition, reimbursement as aforesaid shall not apply in a case of an update or amendment of the financial statements as a result of a modification of the accounting standardization or the reporting rules.

Reimbursement of the said amounts will be made by way of setoff or addition (as the case may be) to the annual bonus in the following year, while the balance, if any, will be settled or paid (as the case may be) in the framework of the monthly salary in 12 installments.

6.	The ratio between the terms of employment of the office holder and the terms of employment of the Company’s employees

Upon approval or determination of terms of office and employment for office holders, the Company’s Board of Directors and the Compensation Committee shall examine the ratio between the terms of office and employment of the Company’s office holders and the terms of employment of the Company’s other employees, and particularly the ratio relative to the average and median salary of such employees, and shall opine on the effect of such ratios on working relations at the Company, the reasonableness of the salary of the Company’s office holders in view of the Company’s type, size and mix of employees.

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As of the date of approval of the compensation policy at the Company10, set forth below is a specification of the ratio between the cost of the office holders’ salary and the average and median cost of the salary of the Company’s other employees:

	The ratio between the cost of the office holder’s salary and the average salary of the other employees in the Company	The ratio between the cost of the office holder’s salary and the median salary of the other employees in the Company
Chairman of the Board	41.	6.6
CEO and CFO	4.2	6.7

The Compensation Committee and the Board of Directors have found that these ratios do not affect working relations at the Company.

7.	Directors’ compensation

Directors of the Company will be entitled to compensation that shall not exceed the maximum compensation for an external expert director according to the Companies Regulations (Rules regarding Compensation and Expenses of an Outside Director), 5760-2000 (the “Compensation Regulations”) and in accordance with their classification as an independent director and/or a director having financial and accounting expertise.

With respect to reimbursement of travel expenses of a director who carried out a physical inspection of assets of the Company and/or subsidiaries, affiliates or associates thereof, accompanying and/or supervising business activities of the Company, and performance of any other task pertaining to the Company’s business and/or its assets and/or its holdings, as he shall be authorized to perform, such actions shall be deemed as actions performed for the purpose of performance of his duties, and are not included in the directors’ compensation that is paid.

In addition, the Company may enter into an agreement with a director to receive additional services, such as professional consulting, subject to the provisions of the law.

8.	Compensation to the Chairman of the Board – the aforesaid notwithstanding, an active Chairman of the Board may receive compensation in accordance with the criteria for compensation of office holders who are not directors, according to the scope of his position and relative compensation ceiling accordingly.

10 The calculation of the ratios is based on the salary cost figures in January 2016, including fractions of payments made on an annual basis.

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9.	Exemption, indemnification and insurance

An office holder of the Company (including the directors and the Chairman of the Board, and including such who are controlling shareholders of the Company and their relatives, if any) may be entitled, in addition to the compensation package as stated in this compensation policy, and subject to the approval of the organs authorized therefor at the Company, to office holder liability insurance, run-off insurance (as required under the circumstances) and indemnification arrangements in respect of their liability as office holders as is customary at the Company, all subject to the provisions of any law and the Company’s articles.

For the purpose of office holder liability insurance, the Company may engage in a policy for insurance of the liability of office holders and directors of the Company (including such who are controlling shareholders of the Company and their relatives, if any), in consideration for an annual premium as is accepted and not to exceed the amount of $250,000 (this ceiling will be increased automatically by 20% every year), with limits of liability coverage of up to $60 million per event and in the aggregate in the insurance period, and with a deductible per claim to the Company and for claims filed in the U.S. and in Canada in accordance with the sum of the deductible stated in the policy.

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Exhibit B

Proposed Compensation for Ron Hadassi, Chairman of the Board of Directors

Fixed Compensation

1.	Mr. Hadassi shall be paid a fixed cash fee of NIS 31,200 per month (the “Fixed Compensation”), reflecting a scope of 50% of his business hours (based on a rate of NIS 62,400 per a full-time position), as of March 18, 2017.

2.	Mr. Hadassi will be entitled to additional payments, benefits and expenses, including a company car and related expenses, income tax and VAT in the total amount of 55% of the Fixed Compensation, including any applicable taxes deriving from the Fixed Compensation and benefits. Notwithstanding the foregoing, any amounts of VAT refundable to (or subject to offset by) the Company shall be in addition to the Fixed Compensation and such 55% addition.

3.	Mr. Hadassi's compensation shall be linked to the Israeli Consumer Price Index, and updated annually on March 18.

4.	Mr. Hadassi and the Company may elect to enter a Services Agreement reflecting the foregoing terms and other customary provisions, directly between the Company and Mr. Hadassi as a consultant or between the Company and a wholly owned company of Mr. Hadassi (provided that in the latter case, the consultancy services shall be performed solely through Mr. Hadassi on an exclusive basis), or a combination of the above. For the avoidance of doubt, Elbit will not pay in any case any amount exceed the amount mentioned in paragraph 1 plus 55% of that amount.

5.	Payment of the Fixed Compensation and the social benefits (as per item 1 and 2 above) or any portion thereof may be undertaken by the Company or by any of its subsidiaries (excluding Plaza Centers N.V ("Plaza") and its subsidiaries) and provided that the necessary corporate approval for such payment is received by the relevant approvals of such subsidiary), in NIS or other currencies at the representative exchange rate known at the time of payment.

6.	If Mr. Hadassi will continue to serve as the Chairman of Plaza after June 2017, then the Company's General Meeting approves a fixed monthly cost of its employment as the Chairman of Plaza of up to $18,000. Furthermore, the total fixed yearly cost of its employment as the Chairman of the Company and as the Chairman of Plaza after such date shall not exceed NIS 1,260,000, and if required, Mr. Hadassi's fixed monthly compensation by the Company shall be reduced accordingly in order to meet this limitation.

Variable Compensation – Performance based Bonus

1.	Unless specifically stated otherwise herein, Mr. Hadassi’s entitlement to an annual cash bonus shall be determined by the Compensation Committee and Board of Directors in accordance with the Company’s Compensation Policy.

2.	The performance-based bonus shall in no event exceed an amount equal to the Fixed Compensation payable for 4 months of continued service (the "Cash Bonus").

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3.	Payment of the bonus shall be made on an annual basis, based on the Company’s success in meeting its targets for such year, as detailed in the Compensation Policy.

4.	In addition, Subject to the entitlement pre-conditions provision and limitations as set forth in the amended Company’s compensation policy, Mr. Hadassi will be entitled to a Special Bonus based on the realization of two main assets of the Company (the "Special Bonus").

5.	Annual Bonuses (Cash Bonus plus Special Bonus) for each of the years 2017 to 2019 shall not exceed the aggregated amount equal to NIS 300,000, subject to the specific terms set in the Company's Compensation Policy.

Variable Compensation – Equity

1.	Mr. Hadassi will be granted options exercisable in to ordinary shares, no par value, of the Company, which will reflecting an aggregated benefit value (which will be calculated as of the grant date based on the Black-Scholes Model) of NIS 375,000 (the "Company's Options"). The number of Company's Options that will be issued to Mr. Hadassi will be calculated based on these following terms:

a.	The exercise price of each Company's Option will be 15% above the average price of the Company's share during a 90 days period prior to the General Meeting.

b.	The Company's Options will vest over a period of three years, in three equal annual installments where the first installment shall vest following the first anniversary of the General meeting.

c.	The Company's Options will have a term of five years from the date of the General meeting.

If the calculation had been made based on the Company's share price during a 90 days period prior to September 4, 2016, then Mr. Hadassi would have been issued approximately 42,798 Company's Options exercisable in to 42,798 ordinary shares, no par value, of the Company, constituting approximately 0.47% of the Company's issued and outstanding share capital on a fully diluted basis. The exercise price, based on the same calculation, would have been equal to NIS 12.02 per share.

2.	In addition, Mr. Hadassi will be granted options exercisable in to ordinary shares, no par value, of Elbit Medical Technologies Ltd., reflecting an aggregate benefit value (which will be calculated as of the grant date based on the Binominal model) of NIS 375,000 (the "Elbit Medical's Options") under the Company's Incentive Plan for Elbit Medical Technologies Ltd.’s shares (the "2011 Plan"). The number of Elbit Medical's Options that will be issued to Mr. Hadassi will be calculated based on these following terms:

a.	The exercise price of each Elbit Medical's Option will be 15% above the average price of Elbit Medical's share during a 90 days period prior to the General Meeting.

b.	The Elbit Medical's Options will vest over a period of three years, in three equal annual installments where the first installment shall vest following the first anniversary of the General meeting.

c.	The Elbit Medical's Option will have a term of five years from the date of the grant.

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d.	The exercise mechanism of the options into Elbit Medical's shares will be as follows: at the exercise date the Company shall transfer to each exercising option holder shares of Elbit Medical (owned by the Company) equal to the difference between (A) the price of Elbit Medical's shares on the TASE on the exercise date, provided that if such price exceeds 100% of the exercise price, the opening price shall be set as 100% of the exercise price (the "Capped Exercise Price"); less (B) the exercise price of the options; and the result (A minus B) will be divided by the Capped Exercise Price.

If the calculation had been made based on Elbit Medical's share price during a 90 days period prior to September 4, 2016, then Mr. Hadassi would have been issued approximately 10,416,667 Elbit Medical's Options exercisable in to maximum 5,208,333 ordinary shares, no par value, of Elbit Medical, constituting approximately 0.28% of Elbit Medical's issued and outstanding share capital on a fully diluted basis. The exercise price, based on the same calculation, would have been equal to NIS 0.101 per share.

3.	In event of and upon termination of Mr. Hadassi's position as an Executive Chairman of our Board or termination of his services to the Company, all unvested Company's Options and all unvested Elbit Medical's Options shall immediately expire.

General

1.	These compensation terms shall be in effect until March 17, 2020. Any modification or extension of such terms shall be made pursuant to the requisite corporate approvals. For the avoidance of doubt, this agreement shall be subject to Mr. Hadassi's annual re-election to the Company's Board of Directors and his continued appointment as the Chairman of the Company's Board of Directors.

2.	Mr. Hadassi shall be entitled to a two month notice period prior to termination of his rights to receive the aforementioned compensation.

3.	Mr. Hadassi shall be entitled to receive a retirement bonus of NIS 280,000.

4.	Mr. Hadassi shall be covered under the Company's Directors and Officers Liability insurance policies and the Company's indemnification undertaking shall remain valid and binding and shall not be changed, cancelled or nullified by virtue of the aforementioned engagement.

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Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to Elbit Imaging Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to on the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

Date: __________________

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1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

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ELBIT IMAGING LTD.

(THE "COMPANY")

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Doron Moshe, CEO of the Company, and Yael Naftali, the CFO of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them (The "Proxies"), to represent and to vote on behalf of the undersigned all the Ordinary Shares in the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 7 Mota Gur Street, Petach Tikva, Israel, on October 13, 2016 at 11:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELBIT IMAGING LTD.

October 13, 2016

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE MANNER DETAILED IN THE PROXY STATEMENT. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If any other business properly comes before the Annual General Meeting, the proxies named herein will vote upon such matters in accordance with their best judgment.

Proposal 1: To approve an amendment to the Company's compensation policy for directors and officers:

☐    for    ☐    against    ☐    abstain

Please indicate if you are a controlling shareholder of the Company or have a personal interest in the approval of the amendment to the Company's compensation policy for directors and officers.

(Please note: if you do not mark either Yes or No, your shares will not be voted).

☐    YES    ☐    NO

Proposal 2: To approve the terms of office and employment of Mr. Ron Hadassi as the Company’s Chairman of the Board of Directors:

☐    for    ☐    against    ☐    abstain

Proposal 3: To approve a Consultancy Agreement with a Company's Director, Mr. Boaz Lifschitz:

☐    for    ☐    against    ☐    abstain

Proposal 4: To elect up to five (5) of the following nominees to the Company's Board of Directors:

1.1. Alon Bachar	☐ for ☐ against ☐ abstain

1.2. Ron Hadassi	☐ for ☐ against ☐ abstain

1.3. Boaz Lifschitz	☐ for ☐ against ☐ abstain

1.4. Nadav Livni	☐ for ☐ against ☐ abstain

1.5. Zvi Tropp	☐ for ☐ against ☐ abstain

Proposal 5: To approve the compensation for the Company's directors, other than the Company's Chairman of the Board:

☐    for    ☐    against    ☐    abstain

Proposal 6: To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until the next annual general meeting of shareholders and authorizing the Company's Board of Directors to determine their fees:

☐    for    ☐    against    ☐    abstain

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Annual General Meeting.

Date: __________, 2016
Signature of Shareholder

Date: __________, 2016
Signature of Shareholder

When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.